Exhibit 99.1

Jiayuan.com International Ltd. Announces Shareholders’ Approval of Merger Agreement

BEIJING, December 29, 2015 —Jiayuan.com International Ltd. (NASDAQ: DATE) (“Jiayuan” or the “Company”), operator of the largest online dating platform in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 7, 2015 among the Company, LoveWorld Inc. (“Parent”) and FutureWorld Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”) and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting, approximately 56.7% of such ordinary shares were voted in person or by proxy at today’s meeting. The proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, received approval from holders of approximately 97.5% of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

The parties currently expect to complete the Merger in the first quarter of 2016, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately-held company and its American depositary shares (“ADSs”), every two ADSs representing three ordinary shares, will no longer be listed on NASDAQ.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the proxy statement furnished by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT JIAYUAN

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contacts:

China

Sonora Ma

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

+86-10-5900-1548

carnell@christensenir.com

United States

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004

Email: lbergkamp@Christensenir.com